Exhibit 99.1

Valour partners with GulfCap Investment Bank for Cross-Listing its Exchange Traded Products on the Nairobi Securities Exchange

●	Strategic Partnership: Valour appoints GulfCap Investment Bank as Transaction Advisor for the cross-listing of its digital asset ETPs on the NSE, expanding its footprint into African capital markets.

●	Market Expansion: The cross-listing will provide Kenyan investors with regulated, local currency access to Valour’s suite of over 65 digital asset ETPs already trading on leading European exchanges.

●	Regulatory & Investor Focus: GulfCap will oversee regulatory coordination, due diligence, and investor engagement, aligning the initiative with Kenya’s Capital Markets Authority and NSE frameworks to promote responsible digital asset adoption.

Toronto, Canada, May 15, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. ("Valour"), a leading issuer of exchange-traded products ("ETPs") providing simplified access to digital assets, has partnered with GulfCap Investment Bank (“GCIB”) as its key Transaction Advisor for the proposed cross-listing of Valour’s ETPs on the Nairobi Securities Exchange (“NSE”).

This strategic engagement marks a significant milestone in Valour’s mission to expand regulated access to digital assets in emerging markets. With a robust suite of over 65 fully hedged digital asset ETPs already listed across major European exchanges—including Xetra (Germany), Spotlight (Sweden), and Euronext (Paris and Amsterdam)—Valour aims to bring secure and simplified exposure to digital assets to Kenyan investors.

GCIB, a licensed investment bank by Kenya’s Capital Markets Authority (“CMA”), will lead the transaction advisory process. Their mandate includes end-to-end support for the cross-listing, covering regulatory coordination, due diligence, documentation, investor engagement, and listing execution in line with NSE and CMA frameworks.

Andrew Forson, President of DeFi Technologies and Chief Growth Officer of Valour, declared:

“We are proud to partner with GulfCap Investment Bank for this important initiative. Their proven track record in cross-border capital markets transactions and deep local expertise makes them the ideal advisor as we enter the Kenyan market. This collaboration reflects our commitment to building strong, compliant, and long-term bridges between global investors and decentralized finance.”

The proposed cross-listing will allow Valour’s ETPs to be traded in Kenyan Shillings on the NSE and provide investors in East Africa with exposure to leading digital assets through regulated investment vehicles.

Saud Shabahl, Founder and CEO of Gulf Cap Investment Bank commented: “Kenya is already one of Africa’s most active digital assets markets by adoption, and this initiative places us firmly at the intersection of capital markets evolution and fintech disruption. "Our goal is to expand the frontier of financial inclusion by introducing regulated alternative investment products that resonate with the digital-first generation of Kenyan investors. We are committed to working closely with regulators and industry stakeholders to ensure this is done responsibly, with a strong foundation of governance and investor protection. This listing is not just a transaction — it is the beginning of a new chapter in African capital markets, and Kenya is proud to lead from the front."

About GulfCap Investment Bank (GCIB)

GCIB is a CMA-licensed investment bank offering advisory, asset management, and capital markets services across East Africa and the Gulf. With a track record of over US$1 billion in transactions across sectors and geographies, GCIB is known for its expertise in corporate finance, IPO advisory, and strategic market entries.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to dozens of the world’s most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company’s internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of ETPs on the NSE; the engagement of GCIB; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681